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October 13, 2017

BY HAND AND EDGAR

Terry French

Accountant Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3720

Re:	Sierra Wireless, Inc.

Form 40-F for Fiscal Year Ended December 31, 2016

Filed March 10, 2017

File No. 000-30718

CIK No. 1111863

On behalf of Sierra Wireless, Inc. (the “Company”), set forth below is the Company’s response to the Staff’s comment letter dated September 29, 2017 (the “Comment Letter”). The headings of this letter correspond to the heading contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in italics below. Certain capitalized terms used in this letter were defined in the Company’s initial response letter, dated September 22, 2017 (the “Initial Response Letter”).

Licensed as foreign legal consultants

jurisdiction of primary qualification: New York

Terry French

Securities and Exchange Commission

October 13, 2017

Exhibit 1.2

Notes to the Consolidated Financial Statements

20. Long-Term Obligations, page 40

We note your response to our comment and the fact that the new royalty calculation was based on the value of the smallest saleable unit (“SSU”). Please clarify how the change to the SSU principle reduced your potential royalty obligations. For example, describe how the use of the principle changed the methodology, assumptions and factors used in estimating the obligations.

Response:

The prior method of estimating contingent IP royalty obligations for unlicensed patents was generally based on an assumption that any such royalties would be calculated as a percentage of the total selling price of the end products. This practice was based on legacy licensing practices that have since evolved with current legal precedent.

As described in the Initial Response Letter, which discussed important developments in governing legal precedent as well as legislative initiatives and broad industry support for the SSU principle, the Company concluded that the method of calculating contingent IP royalty obligations that is most consistent with current legal precedent is not to calculate such royalties as a percentage of the total price of the end product, but to instead calculate such royalties using a portion of the profits of the baseband chipset incorporated in the Company’s products that is used to implement the core IP standard against which the contingent IP royalty obligations could potentially be assessed. The Company’s prior accrual method is not consistent with current law. Accordingly, the Company’s new method provides a more precise representation of how potentially patented technology should be valued under current law, to the extent such technology may be implemented in components within the Company’s products. Therefore, this approach provides a better estimate of the contingent IP royalty risk that is applicable to the Company’s products.

Specifically, the implementation of the SSU principle used to determine the Company’s IP contingent royalty accrual incorporated the following analysis:

1.	First, the Company assessed the profit margin of the chipset vendor and then apportioned this amount to circuity within the chipset that actually implements the technology, and used this apportioned amount as a proxy starting-point for the value of the potentially patented technology implemented in the product.

2.	Second, the Company subtracted from #1 above the percentage of the total patents currently licensed by the Company.

This approach incorporates assumptions and factors underlying the calculation of FRAND royalties adopted by the U.S. court in the Innovatio case (referenced in the Initial Response Letter), which determined that the profitability of the SSU (in the Company’s case, the chipset) is a maximum ceiling for royalties payable on intellectual property implemented within the SSU.

The result of this methodology is the amount of the contingent IP royalty accrual applied to each product sold. As disclosed in the Company’s public filings, this change resulted in a reduction of $13.0 million to the Company’s estimated contingent IP royalty obligation effective October 1, 2017.

Also, describe how the impact of the expiry of a significant legacy IP license at the end of 2016, referred to in your response, affected the royalty calculation

This license was one of the Company’s remaining significant legacy licenses that based royalty payments on the percentage of the end product selling price. With the expiry of this license, coupled with the Company’s assessment of the evolving licensing landscape, including in particular the current legal precedent described above, as well as industry and governmental developments (see the Initial Response Letter for additional background) that also support using the SSU principle as the proper starting point for valuing IP, the Company felt it was the appropriate time to transition to the new SSU principle. The Company’s focus in future patent license negotiations will be to drive such discussions towards a recognition that the SSU legal principle is the proper starting point for FRAND royalty payment obligations to the extent such obligations may exist.

Terry French

Securities and Exchange Commission

October 13, 2017

Since this legacy license has expired, the Company is no longer making royalty payments to this licensor and now values the underlying IP of the expired license using the SSU principle for the reasons described above. This is incorporated into the Company’s overall estimate of IP royalty obligations for unlicensed patents and accrued accordingly.

Undertaking:

The Company confirms that it intends to provide additional disclosure in future Management’s Discussion and Analysis of Financial Condition and Results of Operations to summarize the developments and methodology described above. A preliminary draft of this disclosure is as follows:

Royalty obligations

Under certain license agreements, we are committed to royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms.

Where agreements are not finalized, we recognize our current best estimate of the royalty obligation in long-term liabilities. Historically (prior to October 1, 2016), in determining this estimate, we based our calculations on an assumption that royalty calculations could be based on a percentage of the entire value of an end-product (i.e., revenue). This conformed with our legacy license agreements.

Significant legal precedent now exists in the United States supporting the smallest saleable unit (“SSU”) principle (i.e., the principle that any royalty obligations should be no more than a portion of the profits for a component within the product that implements the patented technology) as the appropriate methodology for determining FRAND standard essential patent (“SEP”) royalties. Using this principle, the royalty accrual on our products is based on the value of the patented technology in the chipset, representing the SSU that implements the technology, and not on the entire value of the end-product.

The cumulative effect of these legal changes to the licensing landscape, combined with supportive legislative initiatives and broad industry support for the SSU principle, at the time of the expiry of one of our significant legacy IP licenses, prompted management to reassess its contingent royalty obligation estimate during the fourth quarter of the year ended December 31, 2016. The use of the SSU principle as the basis to determine the estimate, as opposed to value of end-product, resulted in a reduction of $13.0 million to our estimated royalty obligation effective October 1, 2016.

Terry French

Securities and Exchange Commission

October 13, 2017

In accordance with Accounting Standards Codification (ASC) Topic 250, this was a change in estimate of our IP contingent royalty obligation and resulted in an adjustment to our balance sheet liability, resulting in an offsetting adjustment in the P&L. This change in estimate has resulted in a reduction of our royalty accrual for future products sold.

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Please do not hesitate to contact the undersigned if you have any questions or require additional information.

Very truly yours,

/s/ RICCARDO LEOFANTI

Riccardo Leofanti

cc:	Christie Wong, Securities and Exchange Commission

Paul Fischer, Securities and Exchange Commission

Larry Spirgel, Securities and Exchange Commission

David G. McLennan, Chief Financial Officer, Sierra Wireless, Inc.

Colin Brown, Skadden, Arps, Slate, Meagher & Flom LLP